FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JULY 2002

SEC Registration Number 0-30622

ANOORAQ RESOURCES CORPORATION
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

P.E. 7/1/02

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____   No X

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated July 15, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION

SHIRLEY MAIN

July 18, 2002

Anooraq Resources Corporation

1020 · 800 W Pender St
Vancouver BC
Canada V6C 2V6
Tel 604 684 · 6365
Fax 604 684 · 8092
Toll Free 1 800 667 · 2114
http://www.hdgold.com

PGM-NICKEL-COPPER DRILLING CROSSES BOUNDARY ONTO ANOORAQ'S RIETFONTEIN FARM, SOUTH AFRICA

July 15, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture:ARQ; OTCBB:ARQRF) announces that PGM (platinum/palladium/gold) mineralization in Platreef host rocks has been discovered in surface exposures on its Rietfontein farm located in South Africa. African Minerals Ltd., which is earning a 50% interest in Rietfontein from Anooraq, has advised the Company that diamond drilling of this exciting bulk tonnage PGM-Nickel-Copper target has commenced.

The 2,900 hectare Rietfontein farm forms part of an extensive 37,000 hectare mineral tenure held by Anooraq on the prolific Northern Limb of the Bushveld Complex, adjacent to one of the world's largest open pit platinum-palladium-rhodium-gold-nickel-copper production complexes that is operated by Anglo American Platinum Corporation. The Rietfontein farm is located immediately to the southeast of Anglo Platinum's property.

In October 2001, Anooraq concluded an agreement on the Rietfontein farm with African Minerals Ltd., a private affiliate of Robert Friedland's Ivanhoe Capital Corporation, which is exploring adjoining mineral properties. Under the agreement, African Minerals acquired the right to earn a 50% interest in and operate exploration programs on Rietfontein. The common boundary of African Mineral's Turfspruit farm on the west and Anooraq's Rietfontein farm on the east straddles the prolific Platreef section of the Bushveld. Platreef rocks are the principal host of the giant PGM-Nickel-Copper deposits in the region that are amenable to open pit mining.

South African geological maps show the Platreef horizon on Turfspruit has been downfaulted to the southeast by a major fault. This has the effect of favourably shifting the southwesterly dipping Platreef further onto the Rietfontein farm, in an area immediately to the east of where African Minerals has been drilling with up to 12 rigs since January. Holes have been drilled on Turfspruit within metres of its common boundary with Anooraq's Rietfontein property.

Anooraq's chief site geologist and Qualified Person, Dr. Keith Roberts, Ph.D., P.Geo. has informed Anooraq that his geological mapping confirms the existence of this fault in the boundary region, and that several outcrops and rubble zones of Platreef rocks have now been discovered on Rietfontein. This is a very important discovery as definitive geological interpretations in this region have been hampered by a paucity of rock exposure. A grab sample of the weathered surface rocks on Rietfontein assayed 1.25 grams per tonne PGM (platinum/palladium/gold). Importantly, indications are that the Platreef on Rietfontein extends for approximately 1 km along strike to the southeast. African Minerals has informed Anooraq that drilling has crossed the boundary onto Rietfontein. A map of this drill target area is posted on Anooraq's website (www.hdgold.com) or to obtain the map please phone HDI Investor Services at 1-800-667-2114.

The Bushveld Complex is the world's premier location for PGM deposits, accounting for 80% of the world's known resources and 67% of the annual global production of platinum. Competition for ground in the Bushveld continues to intensify, particularly on the Northern Limb, which hosts the PGM-bearing Platreef horizon. The potential for long life, massive tonnage, low-cost open pit mining, coupled with new infrastructure developments, has made the Northern Limb one of the most attractive targets for successful PGM exploration worldwide. On farms adjoining Anooraq's Platreef properties, Anglo Platinum's subsidiary Potgietersrust Platinums ("PPRust") mines PGM and base metals at a large open pit operation. The PPRust property hosts eight deposits, containing about 68 million ounces of PGM plus gold, in about 500 million tonnes of mineral reserves and resources (Anglo Platinum 2000 Annual Report).

For further details on Anooraq Resources Corporation please visit our website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.



Anooraq Resources Corporation
RIETFONTEIN PROPERTY
South Africa
TWEEFONTEIN
ANGLO PLATINUM
RIETFONTEIN
ANOORAQ
Pt-Pd Soil Geochem Anomaly has been drilled with 6 holes. Anomalous results in first 4 holes, with results from holes 5,6 pending from project operator, African Minerals.
Tweefontein Hill Deposit
Platreef Occurrence Weathered Grab Sample 1.25 g/tonne PGM
Fault
Fault
COMMON BOUNDARY DRILL TARGET AREA
ANOORAQ RIETFONTEIN
Area of Drilling by African Minerals With Up To 12 Drill Rigs in Operation
Platreef Rubble Occurrence
ANOORAQ RIETFONTEIN
TURFSPRUIT AFRICAN MINERALS
1 Km
N
ANOORAQ
Overysel
Zwartfontein North
Zwartfontein South
Sandsloot
Tweefontein North
Anglo Platinum
ANOORAQ
Tweefontein Hill
Rietfontein
Turfspruit
African Minerals
Macalacaskop
5 Km
PGM Deposits
Norite
Platreef
Dolomite
Pyroxenite
Transvaal Sediments
Granite Basement
Dip of Rock Units
Rietfontein portion of Drill Target Area geology by Qualified Person. Keith Roberts, Ph.D.;P.Geo.
July 2002